# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viking Holdings Ltd., CIK 0001745201
CUSIP: G93A5A101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 94 Pitts Bay Road, Pembroke, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-117984
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 20,144,744; shared voting power 0; sole dispositive power 20,144,744; shared dispositive power 0; aggregate amount beneficially owned 20,144,744 (6.4% of the class)
  Comment: Item 11 is calculated based on a total of 315,839,182 shares of ordinary shares of the issuer outstanding as of September 30, 2025, as disclosed in the issuer's Form 6-K filed with the Securities and Exchange Commission on November 19, 2025.

## Item 1. Issuer
Name of issuer: Viking Holdings Ltd.
Address of issuer's principal executive offices: 94 Pitts Bay Road Pembroke , D0, HM 08

## Item 2. Person Filing
Name of person filing: Canada Pension Plan Investment Board
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney of Canada Pension Plan Investment Board

## Signatures
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (02/13/2026)